Via Facsimile and U.S. Mail
Mail Stop 6010

December 20, 2007

Mr. Gregory P. Sargen
VP and Chief Financial Officer
Cambrex Corporation
One Medowlands Plaza
East Rutherford, NJ 07073

Re: Cambrex Corporation
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 2, 2007
File No. 001-10638

Dear Mr. Sargen:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q – September 30, 2007
(1) Basis of Presentation, page 5

1.   In the last paragraph where you discuss the impact that the disposal had on your segment reporting, you indicate that your remaining segment is in reality an aggregation of three smaller operating segments. The ability to aggregate these segments seems unclear given what appear to be distinct economic characteristics of the products previously reported within this segment. Please provide to us your analysis of the ability to aggregate these smaller segments. Refer to paragraph 17 of SFAS 131.

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Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant